Exhibit 23.2

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of K2 Inc. for the registration of debt securities, shares of common stock, shares of preferred stock, warrants to purchase common stock, preferred stock or debt securities, purchase contracts and units of these securities for a maximum aggregate offering price of $175,000,000 and to the incorporation by reference therein of our report dated February 15, 2004, with respect to the consolidated financial statements and schedule of K2 Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

San Diego, California

April 16, 2004